February 10, 2022

VIA EDGAR

Office of Technology,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Anna Abramson, Staff Attorney
Matthew Crispino, Staff Attorney
Joshua Shainess, Legal Branch Chief
Lisa Etheredge, Senior Staff Accountant
Robert Littlepage, Accountant Branch Chief

Re:	Magallanes, Inc. Registration Statement on Form S-1/S-4 Initially Filed on November 18, 2021 File No. 333-261192

Dear Sir and Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Magallanes, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 and Form S-4 (File No. 333-261192), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 18, 2021. The Registrant is seeking withdrawal of the Registration Statement because the Registrant has decided to register its securities under a registration statement on Form 10 under the Securities Exchange Act of 1934, as amended.

The Registrant confirms that no securities have been sold or transferred pursuant to the Registration Statement and that the Registration Statement was not declared effective by the Commission.

Please send copies of the written order granting withdrawal of the Registration Statement to Michael Pratt at One AT&T Plaza, 208 South Akard Street, Dallas, Texas 75202, with a copy to the Registrant’s counsel, Sullivan & Cromwell LLP, Attn: Patrick S. Brown, 1888 Century Park East, Suite 2100, Los Angeles, California 90067.

If you have any questions with respect to this matter, please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603.

Sincerely,

Magallanes, Inc.

/s/ Debra L. Dial
By: Debra L. Dial

cc:	Pascal Desroches

Jennifer Biry

David R. McAtee II

AT&T Inc.

Patrick S. Brown

Sullivan & Cromwell LLP